Exhibit 99.1

Rio de Janeiro, March 31, 2021.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:	Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 399/2021-SLS

Dear Sirs,

Oi S.A. – In Judicial Reorganization (the “Company” or “Oi”) hereby clarifies as follows, in compliance with the Official Letter B3 399/2021-SLS, dated March 30, 2021, from B3 S.A. – Brasil, Bolsa, Balcão (“B3”), as transcribed below (the “Official Letter”):

“In view of the latest fluctuations observed with respect to the securities issued by this company, the number of trades and the volume traded, as detailed below, we hereby request to be informed by March 31, 2021, about the existence of any fact known by you which may justify them.

Common Shares (ON)
Prices (in R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Fluctuations %	No. trades	Amount	Volume (R$)
03/17/2021	1.84	1.83	1.92	1.89	1.91	3.24	17,925	95,538,100	180,591,717.00
03/18/2021	1.91	1.81	1.93	1.86	1.81	-5.23	15,993	111,492,600	207,594,814.00
03/19/2021	1.84	1.81	1.87	1.84	1.84	1.65	14,013	77,242,100	142,143,357.00
03/22/2021	1.83	1.80	1.86	1.83	1.82	-1.08	10,571	55,426,500	101,474,181.00
03/23/2021	1.81	1.78	1.83	1.80	1.79	-1.64	20,267	104,336,000	187,854,448.00
03/24/2021	1.81	1.79	1.86	1.82	1.80	0.55	19,774	129,589,100	235,670,948.00
03/25/2021	1.80	1.75	1.83	1.79	1.80	0.00	18,408	115,979,300	207,855,508.00
03/26/2021	1.81	1.76	1.84	1.80	1.80	0.00	12,506	78,601,400	141,833,073,00
03/29/2021	1.84	1.84	1.92	1.89	1.89	5.00	43,220	157,109,100	296,210,925.00
03/30/2021*	1.90	1.89	2.02	1.96	1.97	4.23	22,587	130,696,600	256,494,238.00

* Updated as of 3:20 p.m.

Rua Humberto de Campos, 425 – 8th floor

Leblon – Zip Code 22430-190

Rio de Janeiro - RJ

www.oi.com.br

Preferred Shares (PN)
Prices (in R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Fluctuations %	No, trades	Amount	Volume (R$)
03/17/2021	2.36	2.36	2.48	2.43	2.47	3.78	1,607	3,449,500	8,395,322.00
03/18/2021	2.47	2.37	2.49	2.42	2.38	-3.64	1,370	2,344,800	5,684,150.00
03/19/2021	2.39	2.38	2.44	2.41	2.40	0.84	1,307	2,224,400	5,360,619.00
03/22/2021	2.38	2.37	2.44	2.40	2.39	-0.41	1,033	1,933,900	4,641,384.00
03/23/2021	2.40	2.34	2.41	2.38	2.35	-1.67	1,529	2,366,100	5,630,983.00
03/24/2021	2.35	2.33	2.42	2.37	2.34	-0.42	1,170	1,825,200	4,324,337.00
03/25/2021	2.34	2.30	2.38	2.34	2.35	0.42	990	1,929,400	4,506,669.00
03/26/2021	2.38	2.33	2.40	2.37	2.36	0.42	1,231	2,396,400	5,685,581.00
03/29/2021	2.46	2.44	2.55	2.50	2.51	6.35	3,380	6,843,400	17,078,591.00
03/30/2021*	2.52	2.49	2.79	2.68	2.77	10.35	4,335	8,110,800	21,779,035.00

* Updated as of 3:20 p.m.”

In this regard, Oi clarifies that there are no material facts or acts that, to its understanding, might justify possible atypical fluctuations in the number of trades and in the amount of the Company’s shares traded other than those already widely disclosed to the market, such as (i) the disclosure, on March 29, 2021, of the Company’s complete annual financial statements and standard financial statements (demonstrações financeiras padronizadas, or DFP) for the year 2020, in addition to a press release about the results for that period; and (ii) also on March 29, 2021, the call of an Extraordinary General Shareholders’ Meeting to be held on April 19, 2021 in order to resolve upon the proposals of the merger of Telemar Norte Leste S.A. – In Judicial Reorganization with and into the Company and the transfer of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. to the Company, as well as about the related documents, in line with the Judicial Reorganization Plan.

Oi reaffirms its commitment to keep its shareholders and the market informed with respect to relevant and material aspects of its businesses and reiterates that investors and the market in general should be guided solely by the official disclosures made by the Company.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer